UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Retail Ventures, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

76128Y 10 2 (CUSIP Number)

December 29, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons Edwin Joseph Kozlowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 1,800,000 6. Shared Voting Power 0 7. Sole Dispositive Power 1,800,000 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer Retail Ventures, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 3241 Westerville Road Columbus, OH 43224

Item 2.	(a)	Name of Person Filing Edwin Joseph Kozlowski

	(b)	Address of Principal Business Office or, if none, Residence 115 Sands Point Drive Tierra Verde, FL 33715

	(c)	Citizenship United States of America

	(d)	Title of Class of Securities Common Stock, no par value per share

	(e)	CUSIP Number 76128Y 10 2

Item 3.	If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with section 240.13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 1,800,000*

	(b)	Percent of class: 5.0%

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote 1,800,000

		(ii)	shared power to vote or to direct the vote 0

		(iii)	sole power to dispose or to direct the disposition of 1,800,000

		(iv)	shared power to dispose or to direct the disposition of 0

*	The shares beneficially owned include 1,720,000 shares that may be acquired within 60 days upon exercise of stock options and 80,000 shares of restricted stock (“Restricted Shares”). On November 8, 2004, the issuer filed a Current Report on Form 8-K announcing that it had terminated without cause Mr. Kozlowski’s employment with the issuer. As of the date of this filing, the issuer has indicated that it believes Mr. Kozlowski is not entitled to the Restricted Shares under the terms of the applicable agreements. Pursuant to the terms of his employment agreement, Mr. Kozlowski on December 28, 2004 requested that the status of the Restricted Shares, the effective date of his termination and other issues in dispute with the issuer be submitted to arbitration unless otherwise resolved.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Member of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005	By:	/s/ Edwin Joseph Kozlowski
Edwin Joseph Kozlowski